02053305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AUG 2 7 2002

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SEC FILE NUMBER
8- 48960

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maximum Financial Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 Kirts Suite 118
(No. and Street)

Troy, (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Paganes (248) 362-2908
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Groen, Kluka & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 West Big Beaver Rd. Suite 790 (Address) Troy, (City) Michigan (State) 48084 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Paganes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maximum Financial Investment Group, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

MATTHEW JASON MARINO
Notary Public, Oakland County, MI
My Commission Expires Dec 8, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

June 30, 2002

TABLE OF CONTENTS

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000. Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Maximum Financial Investment Group, Inc.

We have audited the accompanying balance sheet of Maximum Financial Investment Group, Inc. as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maximum Financial Investment Group, Inc. at June 30, 2002, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

August 24, 2002

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

BALANCE SHEET

June 30, 2002

ASSETS

ASSETS		
Cash	$	9,086
Deposits with clearing organizations		18,500
Receivable from brokers		57,201
Securities owned, at market value (Note E)		32,660
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)		11,050
Deposits and other		45,191
Receivables from non-customers		13,000
	$	186,688

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	76,817
Accrued expenses		4,250
		81,067
STOCKHOLDERS' EQUITY (Note D)		
Common stock - authorized, 1,000 shares; issued and outstanding, 100 shares		207,508
Additional paid in capital		1,073,079
Accumulated deficit		(1,174,966)
		105,621
	$	186,688

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended June 30, 2002

Revenues	
Commissions and fees	$ 848,793
Interest	1,073
Principal transactions (Loss)	(1,288)
Investment gains (Loss)	(51,242)
	797,336
Expenses	
Salaries, wages and benefits	187,521
Occupancy and equipment	113,703
Interest	16,769
Professional and outside services	42,969
Advertising and business promotion	15,171
Office supplies and expenses	49,156
Other operating expenses	368,988
Commissions and brokerage	435,104
	1,229,381
Net loss (Note C)	$ (432,045)

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended June 30, 2002

	Common Stock	Paid In Capital	Accumulated Deficit
Balance at July 1, 2001	$207,508	$ 751,487	$ (741,810)
Capital contribution	-	321,592	-
Shareholder distributions ...	-	-	(1,111)
Net loss for year	-	-	(432,045)
Balance at June 30, 2002	$207,508	$1,073,079	$(1,174,966)

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended June 30, 2002

Cash flows from operating activities		
Net loss		$(432,045)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 5,830	
Decrease in deposits and other	34,076	
Decrease in accounts payable	(22,659)	
Decrease in accrued liabilities	(11,069)	
Decrease in accounts receivable	24,658	30,836
Net cash used by operating activities		(401,209)
Cash flows provided by investing activities		
Purchase of equipment	-	
Decrease in deposits with clearing organization	42,492	
Decrease in securities owned	43,862	86,354
Cash flows provided by financing activities		
Capital contribution	321,592	
Distributions to shareholders	(1,111)	320,481
Increase in cash		5,626
Cash at beginning of period		3,460
Cash at end of year		$ 9,086
Cash paid during the period for interest		$ 16,769

The accompanying notes are an integral part of this statement.

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. General

Maximum Financial Investment Group, Inc. (the Company) was incorporated on February 29, 1996 and obtained membership in the National Association of Securities Dealers, Inc. on July 19, 1996. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

2. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at June 30, 2002:

Office Equipment	$ 45,090
Less: Accumulated Depreciation	(34,040)
	$ 11,050

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE C - INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $25,422, which was $20,018 in excess of its required net capital of $5,404. The Company's ratio of aggregate indebtedness to net capital was 3.19 to 1.

NOTE E - SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below.

Money market funds	$31,853
Corporate stock	807
	$32,660

NOTE F - COMMITMENTS

The company leases their facilities under an operating lease. Rent expense under this lease for the year ended June 30, 2002 was $44,961.

The company also leases various equipment under agreements classified as operating leases. Rent expense incurred under these leases was approximately $28,309 for the year ended June 30, 2002.

Future minimum lease payments required under operating leases with remaining lease terms in excess of one year as of June 30, 2002 are as follows:

2003	$24,096
2004	17,238
2005	800
	$42,134

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000. Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Maximum Financial Investment Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Maximum Financial Investment Group, Inc. for the year ended June 30, 2002, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

August 24, 2002

MAXIMUM FINANCIAL INVESTMENT GROUP, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

NET CAPITAL		
Total stockholders' equity (qualifying)........		$105,621
Non-allowable assets		
Furniture, fixtures and equipment..........	$11,050	
Deposits and receivables..................	68,391	
Haircuts on securities-stocks and mutual funds	758	
Undue concentrations	-	80,199
Net capital		25,422
Net capital requirement		5,404
Excess net capital		$ 20,018
AGGREGATE INDEBTEDNESS		
Total liabilities and aggregate indebtedness .		$ 81,067
Net capital per above		$ 25,422
Ratio of aggregate indebtedness to net capital		319%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 25,424
Non-allowable assets previously reported as allowable		-
Other - rounding		(2)
Net capital per above		$ 25,422